16006035

aKB

SEC
Mail Processing
Section
MAR 14 2016
Washington DC
416

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67415

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

RiverCross Securities, LLLP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 City Avenue, Suite 920
(No. and Street)

Bala Cynwyd (City) PA (State) 19004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kai Huang (610) 664-2070
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

Two Logan Square 18th & Arch Sts Ste 2001 (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

aKB

OATH OR AFFIRMATION

I, Kai Huang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RiverCross Securities, LLLP, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

... ALTH OF PENNSYLVANIA
NOTARIAL SEAL
MICHAEL L MOLLEN
Notary Public
LOWER MERION TWP, MONTGOMERY COUNTY
... Commission Expires Jun 14, 2018

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RIVERCROSS SECURITIES, LLLP

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
PURSUANT TO RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934
YEAR ENDED DECEMBER 31, 2015
AND REPORT OF INDEPENDENT REGISTERED ACCOUNTANTS'

RIVERCROSS SECURITIES, LLLP

CONTENTS

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
River Cross Securities, LLLP

We have audited the accompanying statement of financial condition of River Cross Securities, LLLP (the "Company"), as of December 31, 2015, and the related statements of operations, changes in partners' equity and cash flows for the year then ended. These financial statements are the responsibility of River Cross Securities, LLLP's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of River Cross Security, LLLP's as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession of Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of River Cross Securities, LLLP's financial statements. The supplementary information is the responsibility of River Cross Securities, LLLP 's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

March 12, 2016

RIVERCROSS SECURITIES, LLLP

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS

Cash	$ 20,172
Receivable from clearing organizations	250,000
Receivables from customers	183,621
Other assets	22,042
Total assets	$475,835

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 299,225
Partner's short term loan	20,000
Total liabilities	319,225
PARTNERS' CAPITAL	156,610
Total liabilities and partners' capital	$475,835

See accompanying notes

RIVERCROSS SECURITIES, LLLP

STATEMENT OF OPERATIONS

Year ended December 31, 2015

REVENUE	
Commissions	$ 864,454
Other revenue	374,500
Total revenue	1,238,954
EXPENSES	
Salary and salary-related expenses	466,769
Commission and clearing	154,986
Occupancy	121,231
Communication and data processing	469,942
Regulatory fees	15,297
Professional fees	57,123
Other expenses	10,394
Total expenses	1,295,742
NET LOSS	$ (56,788)

See accompanying notes

RIVERCROSS SECURITIES, LLLP

STATEMENT OF CHANGES IN PARTNERS' CAPITAL

Year ended December 31, 2015

BALANCE, January 1, 2015	$ 213,398
Net Loss	(56,788)
BALANCE, December 31, 2015	$ 156,610

See accompanying notes

RIVERCROSS SECURITIES, LLLP

STATEMENT OF CASH FLOWS

Year ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (56,788)
Adjustments to reconcile net loss to net cash used by operating activities	
Increase in	
Other assets	(4,145)
Receivables from customers	(115,861)
Increase in	
Accounts payable, accrued expenses and other liabilities	99,358
Net cash used by operating activities	(77,436)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from partner's short term loan	20,000
Net cash provided by financing activities	20,000
Net decrease in cash	(57,436)
CASH	
Beginning of year	77,608
End of year	$ 20,172

See accompanying notes

(1) ORGANIZATION AND NATURE OF BUSINESS

RiverCross Securities, LLLP (the ***"Company"***), a Delaware Limited Liability Limited Partnership, is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Company (SIPC). The Company clears its securities transactions on a fully disclosed basis with a clearing broker. The Company's effective date of organization was March 14, 2008. The effective date of the Company's registration as a broker-dealer was March 6, 2007.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company places its cash with high credit quality financial institutions. At times, such amounts may exceed federally insured limits. Account monitoring procedures are utilized to minimize the risk of loss from accounts receivable. The Company generally does not require collateral or other security from its customers. During this year the Company recognized approximately 65% of its revenue from one customer and it's related affiliates.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts. The allowance for doubtful accounts is estimated based on the Company's historical results, current economic conditions, and the financial stability of its customers. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. The Company generally does not charge interest. At December 31, 2015, the company has approximately 95% of its accounts receivable due from one of its customer and its affiliates.

Income Taxes

The Company has elected Partnership status for federal and state tax purposes whereby taxable income is reported by the Company's partners.

Accounting standards clarify the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Accounting standards also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain income tax positions, if any, as a component of income tax expense.

As of December 31, 2015, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. The Company files U.S. and Pennsylvania income tax returns. U.S. and Pennsylvania returns for the years ended December 31, 2012 to 2015 remain open for audit.

(3) LEASE COMMITMENTS

The Company leases office space in Bala Cynwyd, PA. The lease expired in August 2015 and has continued on a month-to-month basis. The lease requires the Company to pay their proportionate share of utilities, real estate taxes, and other common area maintenance charges. Rent expense for the year ended December 31, 2015 was $121,231.

(4) CONTINGENCIES AND COMMITMENTS

The Company has a clearing agreement with its clearing broker, Convergex Execution Solutions (the ***"Clearing Broker"***). The agreement provides that certain minimum capital balances must be maintained while the Company's customer accounts are being introduced to and cleared by the Clearing Broker on a fully disclosed basis. In connection with this agreement, the Company is contingently liable to the Clearing Broker in the event of nonperformance by its introduced customers. It is the Company's policy to continuously monitor its exposure to these risks.

(5) ENCUMBRANCES

The Company was acquired by RiverCross Holdings, LLC and RiverCross Management, LLC (collectively "Buyers") on December 31, 2012. The acquisition was financed by the seller through the issuance of a note. As a condition of the sale, the Buyers agreed to pledge all of their ownership interest in the Company and all of the assets of the Company to guarantee the performance of the note. Performance of this pledge will result in a change in ownership and control of the Company. Any material change in ownership and control requires regulatory approval. No assurances can be made that regulatory approval will be granted. The sole member of the Buyers has also personally guaranteed the performance of the note. As of December 31, 2015, the note has not been discharged and the ownership interest in the Company as well as the assets of the Company remains encumbered.

(6) REGULATORY REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers. All customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of $ 84,736 and net capital requirements of $ 21,282. The percentage of aggregate indebtedness to net capital was 377%. These net capital requirements may effectively restrict the Company's ability to make distributions to its members.

(7) DEFERRED COMPENSATION PLAN

The Company maintains a 401(k) deferred compensation plan which covers substantially all full time employees. Participants are permitted, in accordance with the provisions of section 401(k) of the Internal Revenue Code, to contribute a portion of their gross earnings into the Plan. Employer contributions are made on a discretionary basis. There was no Employer contribution for the year ended December 31, 2015.

(8) PARTNER'S SHORT TERM LOAN

The Company borrowed $20,000 from its limited partner in March 2015. The loan bears no interest, is not being repaid at any specified interval, and has no stated maturity. The balance of the loan on December 31, 2015 is $20,000. There are no other related party transactions.

(9) SUBSEQUENT EVENTS

Events of the Company subsequent to December 31, 2015 have been evaluated through March 12, 2016, which is the date the financial statements were available to be issued, for the purpose of identifying events requiring recording or disclosure in the financial statements for the year ended December 31, 2015. No subsequent events were identified that required disclosure.

SUPPLEMENTARY INFORMATION

RIVERCROSS SECURITIES, LLLP

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2015

Partners' capital	$ 156,610
Add: Liabilities subordinated to claims of general creditors	-
Total capital and allowable subordinated liabilities	156,610
Non-allowable assets	
Other assets	22,042
Receivable from customers	49,832
Total non-allowable assets	71,874
Net capital before haircuts	84,736
Haircuts	-
Net capital	$ 84,736
Aggregate Indebtedness	
Items included in Statement of Financial Condition	
Accounts payable, accrued expenses and other liabilities	$ 319,225
Total aggregate indebtedness	$ 319,225
Computation of Basic Net Capital Requirements – it is the greater of $5,000 or 6.67% of aggregate indebtedness	
Minimum net capital requirement	$ 21,282
Excess net capital at 1500%	$ 63,454
Excess net capital at 1000%	$ 52,814
Ratio: aggregate indebtedness to net capital	376.73 to 1

Note: There are no material differences between the audited and unaudited computation of net capital pursuant to Rule 15c3-1.

RIVERCROSS SECURITIES, LLLP

Computations for Determination of Reserve Requirements and Information Relating to Possession Or Control Requirements Under SEC Rule 15c3-3

December 31, 2015

1. **Computation for determination of the reserve requirements under Rule 15c3-3 of the SEC**
   The Company operates under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions clear through Convergex Execution Solutions, its clearing firm, on a fully disclosed basis.

2. **Information relating to possession or control requirements under SEC Rule 15c3-3 of the SEC**
   The Company is subject to exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2015.

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
of River Cross Securities, LLLP

We have reviewed management's statements, included in the accompanying Exemption Report, in which River Cross Securities, LLLP identified the following provisions of 17 C.F.R. §15c3-3(k) under which River Cross Securities, LLLP claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (the "exemption provisions") and (2) River Cross Securities, LLLP stated that River Cross Securities, LLLP met the identified exemption provisions throughout the most recent fiscal year without exception. River Cross Securities, LLLP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about River Cross Securities, LLLP 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

March 12, 2016

WithumSmith+Brown, PC Two Logan Square, Suite 2001, 18th and Arch Streets, Philadelphia, Pennsylvania 19103-2726 T (215) 546 2140 F (215) 546 2148 withum.com

RIVER CROSS SECURITIES LLLP
401 E CITY AVE STE 912
BALA CYNWYD, PA 19004-1131

February 15, 2016

EXEMPTION REPORT

We confirm, to the best of our knowledge and belief, that:

1. Firm claimed an exemption from SEC Rule 1 5c3-3 under the provision in paragraph of (k)(2)(ii) throughout the fiscal year January 1, 2015 to December 31, 2015.

2. Firm met the identified exemption provisions in SEC Rule 1 5c3-3(k)(2)(ii) throughout the fiscal year January 1, 2015 to December 31, 2015 without exception.

Sign:____________________ Date: 2/15/2016

Kai Huang, President
River Cross Securities LLLP
401 E. City Ave. Ste 912
Bala Cynwyd, PA 19004-1131
610-668-1954

withum

AUDIT TAX ADVISORY

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Partners of
River Cross Securities, LLLP

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by River Cross Securities, LLLP (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

withum
AUDIT TAX ADVISORY

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

WithumSmith+Brown, PC

March 12, 2016

River Cross Securities, LLLP
Schedule of Assessment and Payments to the Securities Investors Payment Corporation (SIPC) - Pursuant to Rule 17a-5(e)(4)
For the Year Ended December 31, 2015

General assessment	$	2,710
Less:		
Prior year overpayment applied		
Payments made with SIPC-6		1,261
Plus: interest due		
Total assessment balance due, paid with Form SIPC-7	$	1,449

Determination of SIPC net operating revenues and general assessment

Total revenue (Focus Line 12/Par IIA Line 9)	$	1,238,954
Adjustments to revenue to arrive at SIPC net operating revenues		154,986
SIPC net operating revenues	$	1,083,968
General assessment @ .0025	$	2,710

See Independent Accountants' Report.